Exhibit 99.1

BAJA MINING CORP.
(THE “COMPANY”)

ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS
OF THE COMPANY (THE “MEETING”)
HELD ON TUESDAY, JUNE 25, 2013
IN VANCOUVER, BRITISH COLUMBIA

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon, and the outcome of voting, at the Meeting are as follows:

1.	Election of Directors

The four nominees set forth in the Management Information Circular of the Company dated May 13, 2013 were elected as directors of the Company.

2.	Appointment of Auditor

The appointment of PricewaterhouseCoopers LLP as the auditor of the Company for 2013 and the authorization of the directors of the Company to fix the auditor’s remuneration was approved by the Company’s shareholders.

3.	Amendment to the Company’s Articles

A special resolution that the Company’s Article be amended to add Article 10.10 in the form attached as Schedule “B” to the Company’s Management Information Circular dated May 13, 2013 was rejected by an against vote of 68,611,072 shares of Company (“Shares”), representing 53.78% of the Shares represented in person or by proxy and entitled to vote at the Meeting. There were 15,749,970 Shares voted for the Special Resolution, representing 12.35% of the Shares represented in person or by proxy and entitled to vote at the Meeting.

BAJA MINING CORP.

By:	“Tom Ogryzlo”
Tom Ogryzlo
Interim Chief Executive Officer